Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is an article published by The Sydney Morning Herald on February 15, 2023 about Vast Solar Pty Ltd and its proposed business combination with Nabors Energy Transition Corp.

‘Concentrated solar’ powers Australian firm to NYSE listing

By Nick Toscano

February 15, 2023 — 5.23pm

An Australian solar power developer will list on the New York Stock Exchange under a deal to merge with an entity founded by the world’s largest onshore oil drilling contractor to drive its clean energy investments.

Sydney-based Vast Solar, a specialist in concentrated solar power – a technology using mirrors to capture and store the sun’s energy as heat in sodium – this week signed an agreement to combine its business with Nabors Energy Transition Corp in the United States and take their combined company public at a valuation of up to $US586 million ($845 million).

Vast Solar’s Port Augusta plant will be a scaled-up version of its pilot project at Jemalong, NSW.

Vast Solar’s Port Augusta plant will be a scaled-up version of its pilot project at Jemalong, NSW.

Speaking from Houston, Texas, Vast Solar chief executive Craig Wood said striking the deal with the special-purpose acquisition company backed by drilling giant Narbors Industries would provide a boost to its plans to roll out concentrated solar projects across Australia.

“We needed to raise capital to go and execute our projects,” Wood said on Wednesday. “I’ve been on the road, the whole team has, for some time ... and we’ve determined that this is the best way to do that.”

Concentrated solar power technology uses mirrors to focus sunlight onto a receiver, capture the sun’s energy and store it in salt to dispatch it at a later time, meaning it can be on standby to supply demand when the sun isn’t shining and the wind isn’t blowing. Vast Solar says concentrated solar projects in use around the world can typically store energy for up to 16 hours, whereas grid-scale batteries typically have storage durations of up to four hours.

Vast has constructed a 1.1-megawatt demonstration plant in Jemalong in New South Wales, and is planning a full-scale concentrated solar power plant in Port Augusta, South Australia.

The company has sought access to capital overseas as well as in Australia to speed up the development of its projects. Earlier this week, it was awarded $65 million of funding from the Australia Renewable Energy Agency for the Port Augusta plant.

Vast’s longer-term projects include a solar methanol facility at Port Augusta and a 50-megawatt hybrid concentrated solar and photovoltaic solar system at Mount Isa. The company anticipates the deal with Nabors could also give it access to new markets in the US and the Middle East.

Wood said concentrated solar was rapidly gaining greater recognition as an important part of the solution to decarbonising energy systems around the world.

“In the public consciousness, not so much, but in the consciousness of those whose roles it is to make sure the major utilities have sufficient energy to keep the grid going overnight, they are absolutely becoming more conscious of it,” he said.

After the deal, Vast would remain headquartered in Sydney, the company said, and its near-term focus would remain on Australian projects.

Nabors Energy president Anthony Petrello said concentrated solar technology had the potential to deliver low-cost, renewable and dispatchable power and heat, “a combination that no other technology has yet been able to achieve”.

“With our global footprint, technology and operations expertise, Nabors looks forward to supporting Vast and helping to extend the leadership role Vast has established in the concentrated solar power space,” he said.

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Nick Toscano is a business reporter for The Age and Sydney Morning Herald. Connect via Twitter or email.

Important Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Business Combination, Vast will file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries, Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations and projections can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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